Exhibit 99.2

CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. Please note the latest we will accept voting instructions is on June 17, 2025, at 11:59 A.M., Singapore Time (June 16, 2025, at 11:59 P.M., Eastern Time) VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting of Primech Holdings Ltd . on June 19 , 2025 , at 9 : 00 P . M . , Singapore time (June 19 , 2025 , at 9 : 00 A . M . , Eastern Time) . The meeting will be held at 23 Ubi Crescent, Singapore 408579 . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS - PRIMECH HOLDINGS LTD. June 19, 2025, at 9:00 P.M., Singapore time (June 19, 2025, at 9:00 A.M., Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS. Proposal 1 By an ordinary resolution, to adopt the Primech 2025 Employee Incentive Plan and the authorization for the Primech 2025 Employee Incentive Plan Share Issuances . FOR AGAINST ABSTAIN Proposal 2 By a special resolution, to resolve that : A. authority be and is hereby given for every six (6) issued ordinary shares in the capital of the Company as at a time and date to be determined by the Directors, at and on which the register of members and the transfer books of the Company will be closed for the purpose of determining the entitlements of the shareholders of the Company following the proposed share consolidation ("Share Consolidation Record Date") be consolidated into one (1) ordinary share of the Company (each a "Consolidated Ordinary Share" and collectively, the "Consolidated Ordinary Shares") (the "Share Consolidation"), with such Share Consolidation to be effective on such date as determined by the Directors and such date shall be announced by the Company (the "Effective Date") ; B. all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one (1) Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation ; and C. any Director be and is hereby authorized to take such steps, enter into all such transactions, arrangements and agreements and execute all such documents as may be advisable, necessary or expedient for the purposes of giving effect to the Share Consolidation, with full power to assent to any condition, amendment, alteration, modification or variation as may be required by the relevant authorities or as such Directors or any of them may deem fit or expedient or to give effect to this special resolution . FOR AGAINST ABSTAIN (Proposals Continued on Reverse) Signature Signature, if held jointly Date Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT999 90.00

PRIMECH HOLDINGS LTD. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS June 19, 2025, at 9:00 P.M., Singapore time (June 19, 2025, at 9:00 A.M., Eastern Time) Important Notice Regarding the Availability of Proxy Materials: The Notice of EGM, Proxy Statement, Sample Proxy Form are available at – https://ts.vstocktransfer.com/irhlogin/Primech To attend the Meeting virtually, please create a Zoom account and register to attend at – http://meeting.vstocktransfer.com/PRIMECHJUNE25 DETACH PROXY CARD HERE TO VOTE BY MAIL Solicited on Behalf of the Board of Directors for the Extraordinary General Meeting of Shareholders on June 19 , 2025 , at 9 : 00 P . M . , Singapore time (June 19 , 2025 , at 9 : 00 A . M . , Eastern Time) Proposal 3 By an ordinary resolution, to resolve that : A. authority be and is hereby given, for the purposes of Section 76 E of the Singapore Companies Act 1967 (the "CA"), the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "Shares") not exceeding in aggregate the Maximum Limit (as hereinafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereinafter defined) by way of an on - market purchase ("Market Acquisition") transacted on the Nasdaq Capital Market ("Nasdaq") as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the CA, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally ("Share Buyback Mandate") ; B. any Share that is purchased or otherwise acquired by the Company pursuant to the Share Buyback Mandate may be held in treasury and dealt with in accordance with the CA or cancelled ; C. unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buyback Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this ordinary resolution and expiring on the earliest of : (i) the date on which the next annual general meeting of the Company is held or required by law to be held, whichever is earlier ; or (ii) the date on which the acquisitions of Shares pursuant to the Share Buyback Mandate are carried out to the full extent mandated ; D . subject to the opinion of the Directors that the Company is solvent and remains solvent subsequent to the Market Acquisition, the purchase price of the acquisitions of Shares pursuant to the Share Buyback Mandate may be paid out of the capital or profit of the Company ; E . in this ordinary resolution : (i) "Maximum Limit" means 20 % of the issued Shares (excluding treasury shares and subsidiary holdings) as at the date of the passing of this ordinary resolution ; and (ii) "Maximum Price" in relation to a Share to be purchased, means an amount (excluding brokerage, commission, stamp duty, applicable goods and services tax, clearance fees and other related expenses) which may be paid for a Share purchased or acquired by the Company pursuant to the Share Buyback Mandate, not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted or reported on Nasdaq, as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10 b - 18 under the Exchange Act, at the time the purchase is effected . In addition, if the Company is relying on the bid to support a higher price, at least two independent bids are required . F . the Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorized by this ordinary resolution . FOR AGAINST ABSTAIN Proposal 4 By an ordinary resolution, to adjourn the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, and/or Proposal Two and/or Proposal Three. FOR AGAINST ABSTAIN In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Extraordinary General Meeting, or any adjournment or postponement thereof. The undersigned hereby appoints Kin Wai Ho as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Primech Holdings Ltd. which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. (Continued and to be signed on Reverse Side)